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As filed with the Securities and Exchange Commission on June 21, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED

PLX TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3008334 (I.R.S. Employer Identification Number)
870 Maude Avenue Sunnyvale, California 94085 (Address, including zip code, of registrar's principal executive offices)

Michael J. Salameh
President
870 Maude Avenue
Sunnyvale, California 94085
(408) 774-9060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to
Stephen J. Schrader, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, par value $0.001	3,463,648	$14.71	$50,950,262	$6,455

(1)
Including an indeterminate number of shares which may be issued by PLX Technology, Inc. with respect to such shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the Nasdaq National Market on June 16, 2004.

The information in this prospectus is not complete and is subject to change. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any state where an offer or sale of these securities is not permitted.

Subject to Completion, Dated June 21, 2004

PROSPECTUS

PLX TECHNOLOGY, INC.

3,463,648 Shares of Common Stock

        This prospectus relates to the offer and sale by certain selling stockholders of up to 3,463,648 shares of the common stock, par value $0.001 per share, of PLX Technology, Inc. (the "Company" or "we"). Pursuant to our acquisition of NetChip Technology, Inc., a California corporation ("NetChip"), we issued 2,035,077 shares of our common stock to certain former shareholders of NetChip, as partial payment for this acquisition. Up to 1,428,571 additional shares of our common stock will be issued to such former shareholders upon the achievement of certain gross profit milestones approximately one year after the completion of this acquisition. This prospectus may be used by those selling stockholders listed in the "Selling Stockholders" section of this prospectus to resell the shares of common stock issued to them pursuant to this acquisition. We will not receive any of the proceeds from any sale of shares by these stockholders, but we have agreed to bear the expenses of registration of the shares by this prospectus.

        Our common stock is quoted on the Nasdaq National Market under the symbol "PLXT." The last reported sale price per share of our common stock on the Nasdaq National Market on June 18, 2004 was $16.029.

        Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                        , 2004

        We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to 870 Maude Avenue, Sunnyvale, California 94085 or call (408) 774-9060 and ask to speak to someone in our Investor Relations department.

FORWARD-LOOKING STATEMENTS

        The statements contained in prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements include, without limitation, the statements regarding:

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  Our expectation that there will continue to be a significant fluctuation in our quarterly operating results,

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  Our belief that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales,

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  Our expectation that we will continue to invest in future research and development,

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  Our belief that our growth prospects depend upon our ability to gain customer acceptance,

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  Our expectation that we will continue to expend a significant amount of time and resources for product development and refinement,

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  Our belief that we must maintain and cultivate relationships with electronic equipment manufacturers to obtain broad penetration in the markets for our products,

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  Our belief that our products have a competitive advantage due to the availability of development tools offered by third parties, and

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  Our expectation that we will continue to review potential acquisition prospects.

        All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results could differ materially from those included in such forward-looking statements. These cautionary statements should be considered in the context of the risks described under the heading "Risk Factors" beginning on page 3 of this prospectus, or in the documents incorporated by reference in this prospectus. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

THE COMPANY

        PLX Technology, Inc. ("PLX" or the "Company"), a Delaware corporation established in May 1986, develops and supplies semiconductor devices that accelerate and manage the transfer of data in networking and telecommunications, enterprise storage, servers, personal computers, imaging and industrial equipment. We offer a complete solution consisting of three related types of products: semiconductor devices, software development kits and hardware design kits. Our semiconductor devices simplify the development of data transfer circuits in high-performance embedded systems and computers and are compatible with microprocessors such as Motorola's PowerPC, Intel's i960 and StrongArm, Broadcom's MIPS, PMC-Sierra's MIPS, and DSPs from companies such as Texas Instruments. Our software development kits and hardware design kits promote sales of our semiconductor devices by lowering customers' development costs and by accelerating their ability to bring new products to market.

        Our headquarters are located at 870 Maude Avenue, Sunnyvale, California 94085. The telephone number is (408) 774-9060. Additional information about PLX is available on our website at http://www.plxtech.com. Information contained in the website does not constitute incorporation by reference of the information contained therein.

RISK FACTORS

        An investment in the common stock offered by this prospectus involves a number of risks. Before making an investment decision, you should carefully read the entire prospectus, including this section and the documents incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our Operating Results May Fluctuate Significantly Due To Factors Which Are Not Within Our Control.

        Our quarterly operating results have fluctuated significantly in the past and are expected to fluctuate significantly in the future based on a number of factors, many of which are not under our control. Our operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term. If our revenues are lower than we expect because we sell fewer semiconductor devices, delay the release of new products or the announcement of new features, or for other reasons, we may not be able to quickly reduce our spending in response.

        Other circumstances that can affect our operating results include:

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  the timing of significant orders, order cancellations and reschedulings,

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  the loss of a significant customer(s),

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  our significant customers could lose market share that may affect our business,

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  the availability of production capacity at the fabrication facilities that manufacture our products,

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  our ability to develop, introduce and market new products and technologies on a timely basis,

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  introduction of products and technologies by our competitors,

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  shifts in our product mix toward lower margin products,

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  changes in our pricing policies or those of our competitors or suppliers, including decreases in unit average selling prices of our products,

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  the availability and cost of materials to our suppliers,

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  general economic conditions, and

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  political climate.

        These factors are difficult to forecast, and these or other factors could adversely affect our business. Any shortfall in our revenues would have a direct impact on our business. In addition, fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance.

Our NetChip Acquisition And Other Potential Future Acquisitions May Not Be Successful Because Of Our Limited Experience With Acquisitions In The Past

        In March 2004, we signed a definitive agreement to acquire NetChip Technology Inc., a leading supplier of chips based on Universal Serial Bus 2.0 (USB 2.0), a high-speed, mixed-signal interconnect standard, as well as the Peripheral Component Interconnect (PCI) standard. The NetChip acquisition was closed in May 2004. In addition, we expect to review other acquisition prospects that would complement our existing product offerings, improve market coverage or enhance our technological capabilities. The NetChip acquisition, as well as other future acquisitions, could result in any or all of the following:

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  potentially dilutive issuances of equity securities,

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  large one-time write-offs,

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  the incurrence of debt and contingent liabilities or amortization expenses related to other intangible assets,

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  difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies,

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  diversion of management's attention from other business concerns,

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  risks of entering geographic and business markets in which we have no or limited prior experience, and

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  potential loss of key employees of acquired organizations.

        We have had limited experience with acquisitions in the past and may not be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future. Our failure to do so could have a material adverse effect on our business.

Because A Substantial Portion Of Our Net Sales Is Generated By A Small Number Of Large Customers, If Any Of These Customers Delays Or Reduces Its Orders, Our Net Revenues And Earnings Will Be Harmed

        Historically, a relatively small number of customers have accounted for a significant portion of our net revenues in any particular period. For the three months ended March 31, 2004, approximately 12% of net revenue was derived from sales to one distributor. For the three months ended March 31, 2003, approximately 11% of net revenues was derived from sales to a different distributor. No other distributor or direct customer represented greater than 10% of net revenues.

        We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers supply products to end-market purchasers and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

        We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. Due to these factors, the following have in the past and may in the future reduce our net sales or earnings:

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  the reduction, delay or cancellation of orders from one or more of our significant customers;

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  the selection of competing products or in-house design by one or more of our current customers;

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  the loss of one or more of our current customers; or

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  a failure of one or more of our current customers to pay our invoices.

Our Lengthy Sales Cycle Can Result In Uncertainty And Delays With Regard To Our Expected Revenues

        Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for test, evaluation and design of our products into a customer's equipment can range from six to twelve months or more. It can take an additional six to twelve months or more before a customer commences volume shipments of equipment that incorporates our products. Because of this lengthy sales cycle, we may experience a delay between the time when we increase expenses for research and development and sales and marketing efforts and the time when we generate higher revenues, if any, from these expenditures.

        In addition, the delays inherent in our lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans. When we achieve a design win, there can be no assurance that the customer will ultimately ship products incorporating our products. Our business could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release products incorporating our products.

Rapid Technological Change Could Make Our Products Obsolete

        We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in customer demands and the rapid introduction of new, higher performance products with shorter product life cycles. As a result, we expect to continue to make significant investments in research and development. However, we may not have adequate funds from operations or otherwise to devote to research and development, forcing us to reduce our research and development efforts. Also, we must manage product transitions successfully, since announcements or introductions of new products by us or our competitors could adversely affect sales of our existing products because these existing products can become obsolete or unmarketable for specific purposes. There can be no assurance that we will be able to develop and introduce new products or enhancements to our existing products on a timely basis or in a manner which satisfies customer needs or achieves widespread market acceptance. Any significant delay in releasing new products could adversely affect our reputation, give a competitor a first-to-market advantage or allow a competitor to achieve greater market share. The failure to adjust to rapid technological change could harm our business, financial condition, results of operations and cash flows.

Failure Of Our Products To Gain Market Acceptance Would Adversely Affect Our Financial Condition

        We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology. Market acceptance of products depends upon numerous factors, including compatibility with existing manufacturing processes and products, perceived advantages over competing products and the level of customer service available to support such products. Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be adversely affected to the extent potential customers utilize a competitor's manufacturing equipment. There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our products and technology.

        We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenues from the sale of any new products. Our ability to commercially introduce and successfully market any new products is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these products to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our products in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operation and cash flows.

We Must Make Significant Research And Development Expenditures Prior To Generating Revenues From Products

        To establish market acceptance of a new semiconductor device, we must dedicate significant resources to research and development, production and sales and marketing. We incur substantial costs in developing, manufacturing and selling a new product, which often significantly precede meaningful revenues from the sale of this product. Consequently, new products can require significant time and investment to achieve profitability. Investors should note that our efforts to introduce new semiconductor devices or other products or services may not be successful or profitable. In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive.

        We record as expenses the costs related to the development of new semiconductor devices and other products as these expenses are incurred. As a result, our profitability from quarter to quarter and from year to year may be adversely affected by the number and timing of our new product launches in any period and the level of acceptance gained by these products.

Our Independent Manufacturers May Not Be Able To Meet Our Manufacturing Requirements

        We do not manufacture any of our semiconductor devices. Therefore, we are referred to in the semiconductor industry as a "fabless" producer of semiconductors. Consequently, we depend upon third party manufacturers to produce semiconductors that meet our specifications. We currently have third party manufacturers that can produce semiconductors which meet our needs. However, as the semiconductor industry continues to progress towards smaller manufacturing and design geometries, the complexities of producing semiconductors will increase. Decreasing geometries may introduce new problems and delays that may affect product development and deliveries. Due to the nature of the semiconductor industry and our status as a "fabless" semiconductor company, we could encounter fabrication-related problems that may affect the availability of our semiconductor devices, delay our shipments or may increase our costs.

        The cyclical nature of the semiconductor industry drives wide fluctuations in available capacity at third party manufacturers. We believe that the industry is now in a period of high demand which is creating an environment of capacity shortages. We may be unable to obtain adequate manufacturing or assembly capacity from our third-party manufacturers and assembly subcontractors to meet our customers' delivery requirements even if we adequately forecast customer demand.

        None of our semiconductor devices are currently manufactured by more than one supplier. We place our orders on a purchase order basis and do not have a long term purchase agreement with any of our existing suppliers. In the event that the supplier of a semiconductor device was unable or unwilling to continue to manufacture this product in the required volume, we would have to identify and qualify a substitute supplier. Introducing new products or transferring existing products to a new third party manufacturer or process may result in unforeseen device specification and operating problems. These problems may affect product shipments and may be costly to correct. Silicon fabrication capacity may also change, or the costs per silicon wafer may increase. Manufacturing-related problems may have a material adverse effect on our business.

Intense Competition In The Markets In Which We Operate May Reduce The Demand For Or Prices Of Our Products

        Competition in the semiconductor industry is intense. If our main target market, the embedded systems market, continues to grow, the number of competitors may increase significantly. In addition, new semiconductor technology may lead to new products that can perform similar functions as our products. Some of our competitors and other semiconductor companies may develop and introduce products that integrate into a single semiconductor device the functions performed by our semiconductor devices. This would eliminate the need for our products in some applications.

        In addition, competition in our markets comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources than we do and thus can better withstand adverse economic or market conditions. Also, as we start to sell our processor products, we will compete with established embedded microprocessor companies and others. Many of these indirect competitors and microprocessor companies have significantly greater financial, technical, marketing and other resources than PLX. Therefore, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business. See "Business—Competition," and "—Products" in Part I of Item I of our Form 10-K for the year ended December 31, 2003.

Failure To Have Our Products Designed Into The Products Of Electronic Equipment Manufacturers Will Result In Reduced Sales

        Our future success depends on electronic equipment manufacturers that design our semiconductor devices into their systems. We must anticipate market trends and the price, performance and functionality requirements of current and potential future electronic equipment manufacturers and must successfully develop and manufacture products that meet these requirements. In addition, we must meet the timing requirements of these electronic equipment manufacturers and must make products available to them in sufficient quantities. These electronic equipment manufacturers could develop products that provide the same or similar functionality as one or more of our products and render these products obsolete in their applications.

        We do not have purchase agreements with our customers that contain minimum purchase requirements. Instead, electronic equipment manufacturers purchase our products pursuant to short-term purchase orders that may be canceled without charge. We believe that in order to obtain broad penetration in the markets for our products, we must maintain and cultivate relationships, directly or through our distributors, with electronic equipment manufacturers that are leaders in the embedded systems markets. Accordingly, we will incur significant expenditures in order to build relationships with electronic equipment manufacturers prior to volume sales of new products. If we fail to develop relationships with additional electronic equipment manufacturers to have our products designed into new embedded systems or to develop sufficient new products to replace products that have become obsolete, our business would be materially adversely affected.

Lower Demand For Our Customers' Products Will Result In Lower Demand For Our Products

        Demand for our products depends in large part on the development and expansion of the high-performance embedded systems markets including networking and telecommunications, enterprise storage, imaging and industrial applications. The size and rate of growth of these embedded systems markets may in the future fluctuate significantly based on numerous factors. These factors include the adoption of alternative technologies, capital spending levels and general economic conditions. Demand for products that incorporate high-performance embedded systems may not grow.

Defects In Our Products Could Increase Our Costs And Delay Our Product Shipments

        Our products are complex. While we test our products, these products may still have errors, defects or bugs that we find only after commercial production has begun. We have experienced errors, defects and bugs in the past in connection with new products.

        Our customers may not purchase our products if the products have reliability, quality or compatibility problems. This delay in acceptance could make it more difficult to retain our existing customers and to attract new customers. Moreover, product errors, defects or bugs could result in additional development costs, diversion of technical and other resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. In the past, the additional time required to correct defects has caused delays in product shipments and resulted in lower revenues. We may have to spend significant amounts of capital and resources to address and fix problems in new products.

        We must continuously develop our products using new process technology with smaller geometries to remain competitive on a cost and performance basis. Migrating to new technologies is a challenging task requiring new design skills, methods and tools and is difficult to achieve.

We Could Lose Key Personnel Due To Competitive Market Conditions And Attrition

        Our success depends to a significant extent upon our senior management and key technical and sales personnel. The loss of one or more of these employees could have a material adverse effect on our business. We do not have employment contracts with any of our executive officers.

        Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. Competition for such personnel in the semiconductor industry is intense, and we may not be able to retain our key personnel or to attract, assimilate or retain other highly qualified personnel in the future. In addition, we may lose key personnel due to attrition, including health, family and other reasons. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our business could be materially adversely affected.

A Large Portion Of Our Revenues Is Derived From Sales To Third-Party Distributors Who May Terminate Their Relationships With Us At Any Time

        We depend on distributors to sell a significant portion of our products. For the three months ended March 31, 2004 and 2003, net revenues through distributors accounted for approximately 53% and 52%, respectively, of our net revenues. Some of our distributors also market and sell competing products. Distributors may terminate their relationships with us at any time. Our future performance will depend in part on our ability to attract additional distributors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. We may lose one or more of our current distributors or may not be able to recruit additional or replacement distributors. The loss of one or more of our major distributors could have a material adverse effect on our business, as we may not be successful in servicing our customers directly or through manufacturers' representatives.

The Demand For Our Products Depends Upon Our Ability To Support Evolving Industry Standards

        Substantially all of our revenues are derived from sales of products, which rely on the PCI standard. If the embedded systems markets move away from this standard and begin using new standards, we may not be able to successfully design and manufacture new products that use these new standards. There is also the risk that new products we develop in response to new standards may not be accepted in the market. In addition, the PCI standard is continuously evolving, and we may not be able to modify our products to address new PCI specifications. Any of these events would have a material adverse effect on our business.

The Successful Marketing And Sales Of Our Products Depend Upon Our Third Party Relationships, Which Are Not Supported By Written Agreements

        When marketing and selling our semiconductor devices, we believe we enjoy a competitive advantage based on the availability of development tools offered by third parties. These development tools are used principally for the design of other parts of the embedded system but also work with our products. We will lose this advantage if these third party tool vendors cease to provide these tools for existing products or do not offer them for our future products. This event could have a material adverse effect on our business. We have no written agreements with these third parties, and these parties could choose to stop providing these tools at any time.

Our Limited Ability To Protect Our Intellectual Property And Proprietary Rights Could Adversely Affect Our Competitive Position

        Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal products. Currently, we have limited protection of our intellectual property in the form of patents and rely instead on trade secret protection. Our existing or future patents may be invalidated, circumvented, challenged or licensed to others. The rights granted thereunder may not provide competitive advantages to us. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.

        We may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by third parties. While there is currently no intellectual property litigation pending against us, litigation could result in significant expenses to us and adversely affect sales of the challenged product or technology. This litigation could also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In addition, we may not be able to develop or acquire non-infringing technology or procure licenses to the infringing technology under reasonable terms. This could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business.

The Cyclical Nature Of The Semiconductor Industry May Lead To Significant Variances In The Demand For Our Products

        In the last few years, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions. This cyclicality has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of industry-wide conditions.

Because We Sell Our Products To Customers Outside Of North America And Because Our Products Are Incorporated With Products Of Others That Are Sold Outside Of North America We Face Foreign Business, Political And Economic Risks

        Sales outside of North America accounted for 59.1% of our revenues for the three months ended March 31, 2004. In 2003, 2002, and 2001, sales outside of North America accounted for 62.9%, 58.4%, and 43.7% of our revenues, respectively. Sales outside of North America may fluctuate in future periods and may continue to account for a large portion of our revenues. In addition, equipment manufacturers who incorporate our products into their products sell their products outside of North America, thereby exposing us indirectly to foreign risks. Further, most of our semiconductor products are manufactured outside of North America. Accordingly, we are subject to international risks, including:

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  difficulties in managing distributors,

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  difficulties in staffing and managing foreign subsidiary and branch operations,

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  political and economic instability,

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  foreign currency exchange fluctuations,

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  difficulties in accounts receivable collections,

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  potentially adverse tax consequences,

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  timing and availability of export licenses,

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  changes in regulatory requirements, tariffs and other barriers,

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  difficulties in obtaining governmental approvals for telecommunications and other products, and

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  the burden of complying with complex foreign laws and treaties.

        Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, which could lead to a reduction in sales and profitability in that country.

Our Principal Stockholders Have Significant Voting Power And May Take Actions That May Not Be In The Best Interests Of Our Other Stockholders

        Our executive officers, directors and other principal stockholders, in the aggregate, beneficially own a substantial amount of our outstanding common stock. Although these stockholders do not have majority control, they currently have, and likely will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other stockholders. In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of PLX.

The Anti-Takeover Provisions In Our Certificate of Incorporation Could Adversely Affect The Rights Of The Holders Of Our Common Stock

        Anti-takeover provisions of Delaware law and our Certificate of Incorporation may make a change in control of PLX more difficult, even if a change in control would be beneficial to the stockholders. These provisions may allow the Board of Directors to prevent changes in the management and control of PLX.

        As part of our anti-takeover devices, our Board of Directors has the ability to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. Our amended and restated certificate of incorporation allows the issuance of up to 5,000,000 shares of preferred stock. There are no shares of preferred stock outstanding. However, because the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected. Consistent with Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

USE OF PROCEEDS

        All of the shares being offered under this prospectus are offered by the selling stockholders, and we will not receive any of the proceeds from the sale. This registration statement is intended to satisfy certain of our obligations under our merger agreement with NetChip. Under that agreement, we agreed to pay the expenses of registration of these shares under federal and state securities laws.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 16, 2004, there were approximately 26,092,306 shares of PLX common stock outstanding (including 2,035,077 shares issued or issuable in connection with our acquisition of NetChip) and no shares of preferred stock issued and outstanding.

Description of Common Stock

        The holders of PLX common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders may not cumulate their votes in the election of directors or with respect to any matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the PLX Board of Directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of PLX, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of any outstanding preferred stock. Our common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Description of Preferred Stock

        Under our amended and restated certificate of incorporation, our Board of Directors is authorized without further stockholder action to provide for the issuance of 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our Board of Directors. The issuance of the preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions; Section 203 of the Delaware General Corporation Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and employees, owns or, within three years prior, did own 15% or more of the corporation's voting stock.

Stockholder Action; Special Meetings of Stockholders

        Our amended and restated certificate of incorporation and amended and restated bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual, a special meeting of the stockholders or may be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our Chairman of the Board of Directors, our President or our Board of Directors.

Our Board of Directors

        Our amended and restated certificate of incorporation and amended and restated bylaws also provide that directors may be removed with or without cause by a vote of a majority of the stockholders and that vacancies on the board of directors created either by resignation, death, retirement, disqualification, removal or by an increase in the size of the board of directors may be filled by a majority of the directors in office. Our amended and restated certificate of incorporation also specifies that the authorized number of directors may be changed only by an amendment to our amended and restated certificate of incorporation or our amended and restated bylaws. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

        EquiServe Trust Company, N.A is the transfer agent and registrar for our common stock.

REGISTRATION RIGHTS

        On May 24, 2004, the date of the closing of the NetChip acquisition, we entered into a registration rights agreement with the former shareholders' of NetChip pursuant to the Agreement and Plan of Reorganization dated March 8, 2004. The following summary is not complete. It summarizes some, but not all, of the provisions of the registration rights agreement. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part, and you should read the actual terms of the agreement for the definitive terms and conditions.

        Pursuant to the registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part. We will generally be required to maintain the effectiveness of the shelf registration statement until the earlier of:

  •
  the sale of all the registrable securities under the shelf registration statement or Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or

  •
  the date on which the registrable securities may be sold without volume restrictions in accordance with Rule 144 under the Securities Act.

        We cannot assure you that we will be able to keep the shelf registration statement continuously effective for the required period.

        We are required under the federal securities laws to suspend the use of this prospectus upon:

  •
  the existence of a fact that would make untrue any material statement contained in this prospectus, the shelf registration statement, any supplemental registration statement, any amendments or supplements to those documents or any documents incorporated by reference into those documents,

  •
  the issuance of a stop order by the Securities and Exchange Commission with respect to the registration statement, or

  •
  the suspension of the qualification of the securities in any jurisdiction.

        We are permitted under the terms of the registration rights agreement to suspend the use of this prospectus upon:

  •
  an underwritten offering by us if we are advised in writing by an independent investment banking firm that sale of the shares under this prospectus would have a material adverse effect on our offering, or

  •
  pending negotiations relating to, or consummation of, a transaction, or the occurrence of an event or the existence of facts and circumstances that would require additional disclosure of material information by us in the shelf registration statement or such filing, as to which we have a bona fide business purpose for preserving confidentiality or which renders us unable to comply with Securities and Exchange Commission requirements;

provided, however, such suspensions shall continue only for so long as such event described in the first and second bullet above or its effect is continuing; provided, further, that the aggregate number of days in any consecutive twelve (12) month period during which such suspension shall continue does not exceed thirty (30) days per occurrence or more than 60 days in the aggregate. Any such suspension may not occur until after at least thirty (30) days after the effectiveness of the shelf registration statement.

SELLING STOCKHOLDERS

        This prospectus relates to the offer and sale from time to time by the holders of up to 3,463,648 shares of the Company's common stock. With respect to the 3,463,648 shares of common stock, 2,035,077 were issued in connection with the agreement and plan of reorganization between us, NC

Acquisition Sub, Inc., NetChip and Wei-Ti Liu as Shareholders' Agent dated as of March 8, 2004 (the "Merger Agreement"). An additional 1,428,571 shares may be issued pursuant to the Merger Agreement upon the achievement of certain product revenue milestones, with respect to products developed by NetChip that pursuant to our acquisition of NetChip are now our products, for the twelve (12) month period commencing May 24, 2004. This prospectus relates to the offer and sale of those 1,428,571 shares as well.

        This prospectus has been prepared in connection with registering these shares to allow for sales of these shares by the applicable selling stockholders to the public as required by the terms of the Merger Agreement and a registration rights agreement dated as of May 24, 2004.

        Each of the selling stockholders has executed, in accordance with the Merger Agreement, a holder representation and lock-up agreement which provides that each selling stockholder may not, without our prior written consent, sell or transfer any interest in their shares of our common stock acquired upon our acquisition of NetChip except as follows: 35% of the shares of the common stock shall be released from this transfer restriction on May 24, 2004 and an additional 7.222% of such shares of common stock shall be released from such restriction on each successive 30th calendar day anniversary thereafter.

        The following table provides the names of and the number of shares of our common stock beneficially owned by each selling stockholder as a result of our acquisition of NetChip, and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares listed below. Selling stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered(3)	Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Stockholder
	Number(1)	Percentage(2)		Number	Percentage
Holders of Common Stock
Alan G. Shanken	2,556	*	2,556	0	*
Arbor Company(4)	2,189,474	8.4%	56,354	2,157,470	8.3%
Atsuo Kuramochi	12,583	*	22,157	0	*
Chau-Mau Huang	515	*	907	0	*
Chen Hua Chen "James"	40,600	*	64,098	0	*
Chen Huan Chen	5,765	*	10,151	0	*
Chen Chen Hua	7,721	*	13,595	0	*
Chien-I Ken Lee	2,059	*	3,626	0	*
Chi-Ying Peng	515	*	907	0	*
Chung-Tsung Yu	515	*	907	0	*
Crystal T. Lin and Joseph T. Lin	1,144	*	2,014	0	*
D. James Guzy, Sr.(5)	2,197,194	8.4%	13,596	2,157,470	8.3%
David L. Raaum	30,885	*	54,383	0	*

David Tu	6,134	*	10,801	0	*
Draper Associates, L.P.(6)	85,344	*	36,212	64,779	*
ECICS Venture II Limited	56,451	*	99,400	0	*
ECICS Ventures 2 Ltd	6,135	*	6,135	0	*
Eric S. Chen	23,164	*	40,788	0	*
Gary Mann Liu	26,370	*	46,433	0	*
Gilbert Hsiao Ying Tung	21,005	*	32,319	0	*
(Gilbert) Hsiao-Ying Tung	20,590	*	36,255	0	*
HanRong Venture Capital Investment Corporation	74,354	*	130,923	0	*
Hanrong Venture Capital	18,609	*	18,609	0	*
HanTech International Venture Capital	24,335	*	24,335	0	*
Hantech International II Venture Capital Corporation	100,872	*	177,618	0	*
HanTech Venture Capital Corporation	34,317	*	60,426	0	*
Hui-Chi Huang	1,544	*	2,719	0	*
IFS Management Services Pte Ltd.	4,090	*	4,090	0	*
Ivan Ho	7,618	*	13,414	0	*
Jen Yi Tsai	46,328	*	81,575	0	*
Jen Yi Tsai/Hermes Chia	4,499	*	4,499	0	*
Joey Cheng Chi Hung	1,544	*	2,719	0	*
Joseph Y. Liu and Emmy Y. Liu	30,885	*	54,383	0	*
Jui Tun Chan	7,721	*	13,596	0	*
Junko Ashida	2,288	*	4,029	0	*
Kimberly Industries Limited	82,361	*	145,023	0	*
Konnect Technology, Inc.	24,296	*	42,781	0	*
Li Lin	515	*	907	0	*
Li-Ling Chou	515	*	907	0	*
Mahmood Khorasani	1,416	*	2,493	0	*
Ming-Chuan Liu	1,080	*	1,903	0	*
Ming-Chang Liu	1,286	*	2,265	0	*
Ming-Hsueh Liu	1,081	*	1,903	0	*
Ming-Jeng Liu	1,081	*	1,903	0	*
Moon-Rong Lin	2,059	*	3,626	0	*
Neil Becker	3,539	*	6,231	0	*
Nils Bunger	804	*	1,416	0	*
Paula S. Chen	23,164	*	40,788	0	*
Peng Tang	804	*	1,416	0	*
Peter Cheng-Yu Chen & Pat Te-Hui	18,792	*	42,863	0	*
Peter C. Chen & Pat Te-hui Chen Living Trust Dated 7/22/96	15,422	*	16,629	0	*
Chen-Yu "Peter" Chen	10,295	*	11,101	0	*
Polly Draper(6)	11,210	*	19,739	0	*
Pony & Golden Way Corporation	41,180	*	72,511	0	*
Pro Investment Group	3,163	*	5,570	0	*
Protop Innotech Inc.	28,672	*	33,372	0	*

Rebecca Draper Living Trust(6)	5,490	*	9,667	0	*
Reid Augustin	12,354	*	21,753	0	*
Rene Hung-Sung Ho	1,030	*	1,813	0	*
Robert Korody	3,989	*	7,024	0	*
Robert Wong	15,443	*	27,192	0	*
Rong-Kuo Chiang	2,059	*	3,626	0	*
Sean Carney	18,083	*	26,786	0	*
Takayoshi Shiina	9,315	*	16,402	0	*
Teddy Kiang & Sylvia Te-Yi Kiang	20,520	*	28,353	0	*
Teh-Shang Lu	8,150	*	14,351	0	*
Ter-Fung Tsao	20,520	*	28,353	0	*
The Chieh and Lily Chang Living Trust	30,885	*	54,383	0	*
Timothy Draper Living Trust(6)	579,597	2.2%	299,895	409,283	1.6%
Tu-Ting & Te-Fang Cheng Living Trust 1995	20,520	*	28,353	0	*
Wei-Chung Tsai	450	*	450	0	*
Wei-Ti Liu	97,231	*	171,207	0	*
Wei-Ti Liu and Ping Mann Liu, Trustees of the Liu Family Trust	538,162	2.1%	947,606	0	*
Wendy Te-Hua Wang	20,520	*	28,353	0	*
Wesley Chu	450	*	793	0	*
Wing Wah Limited	58,549	*	103,094	0	*
Wintop Asian Corp.	13,384	*	23,567	0	*
Yee-Hsuan Sun	10,295	*	18,128	0	*
Yu-Hsuan Liao	675	*	675	0	*

*
Less than 1%.

(1)
With respect to holders of common stock listed above, shares actually issued to such holders pursuant to the Agreement and Plan of Reorganization among us, NC Acquisition Sub, Inc., NetChip and Wei-Ti Liu as Shareholder's Agent, dated March 8, 2004 (the "Merger Agreement") may be slightly less than the numbers set forth in the above table due to rounding and fractional shares, which pursuant to the terms of the Merger Agreement are not to be issued but are rather to be paid off in cash. The above table also includes shares held in an escrow account to secure indemnification obligations pursuant to the Merger Agreement.

(2)
Percentage of beneficial ownership is based on 26,092,306 shares of our common stock outstanding as of June 16, 2004 (including 2,035,077 shares issued or issuable in connection with our acquisition of NetChip).

(3)
With respect to holders of common stock listed above, also includes the maximum number of additional shares that might be issued to each of them, pursuant to the Merger Agreement, upon the achievement of certain gross profit milestones. In the aggregate, a maximum of 1,428,571 shares might be issued to all such holders upon the achievement of such milestones.

(4)
The president of Arbor Company is D. James Guzy, Sr., who is chairman of the Board of PLX.

(5)
Includes 2,187,686 shares held by Arbor Company of which Mr. Guzy is president. Mr. Guzy is chairman of the Board of PLX. The shares set forth in the "Number of Shares with Common

  Stock Being Offered" column only includes shares held by Mr. Guzy The Arbor Company is also offering shares in this offering and such shares are set forth in the entry for that company.

(6)
These shares are held by affiliates, trusts, or family members of Timothy Draper, who is a director of PLX. Draper Associates, L.P., has a general partner, Draper Associates, Inc., of which Timothy Draper is the President. Polly Draper and Rebecca Draper are sisters of Timothy Draper.

        Information concerning other selling stockholders will be set forth in prospectus supplements from time to time, if required. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

        The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders listed in this prospectus. We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest ("Transferees") thereof.

        Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

        At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

        In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

        The shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a summary of certain U.S. federal tax consequences relevant to the purchase, ownership, and disposition of the common stock acquired by persons who hold the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion is based upon the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. This discussion does not discuss every aspect of U.S. federal taxation that may be relevant to a particular taxpayer in light of their personal circumstances or to persons who are otherwise subject to special tax treatment (including, without limitation, banks, broker-dealers, insurance companies, pension and other employee benefit plans, partnerships, tax-exempt organizations and entities, investors in pass-through entities, persons who acquire common stock in connection with the performance of services, certain U.S. expatriates, persons holding common stock as a part of a hedging or conversion transaction or a straddle, certain hybrid entities and owners of interest therein, holders whose functional currency is not the U.S. dollar and, except to the limited extent described below, persons who are not U.S. holders (as defined below)), and it does not discuss the effect of any applicable U.S. state or local tax laws or non-U.S. tax laws or U.S. tax laws other than the federal income tax. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the purchase, ownership or disposition of the common stock and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES APPLICABLE UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

        This section summarizes certain U.S. federal income tax consequences of the ownership and disposition of the common stock by "U.S. holders." The term "U.S. holder" refers to a person that is classified for U.S. federal tax purposes as a United States person. For this purpose, a United States person includes:

  •
  a citizen or resident of the United States,

  •
  a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, organized in the United States or under the laws of the United States or of any state or political subdivision thereof,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons as of the previous day that elect to continue to be treated as United States persons, shall also be considered U.S. holders.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Prospective investors that are partnerships and partners in such partnerships should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the common stock.

        Distributions on Common Stock.    Distributions on common stock will be taxable to U.S. holders as ordinary income, to the extent paid out of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the U.S. holder's tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Subject to certain restrictions, dividends received by a corporate U.S. holder will be eligible for a dividends received deduction. Subject to certain restrictions, dividends received prior to January 1, 2009 by a non-corporate U.S. holder may be subject to tax at a reduced rate.

        Disposition of Common Stock.    A U.S. holder will recognize capital gain or loss upon the sale, exchange or other taxable disposition of the common stock in an amount equal to the difference between the amount of cash and the fair market value of other property received, if any, by the U.S. holder and the U.S. holder's tax basis in the common stock. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if the common stock is held for more than one year. The deductibility of capital losses is subject to limitation.

        Information Reporting; Backup Withholding.    We are required to furnish to the record holders of the common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to dividends paid on the common stock.

        A U.S. holder may be subject to backup withholding with respect to dividends paid on the common stock or with respect to proceeds received from a disposition of the shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

  •
  fails to furnish its taxpayer identification number, which, for an individual is ordinarily his or her social security number,

  •
  furnishes an incorrect taxpayer identification number,

  •
  is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends, or

  •
  fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

        Backup withholding is not an additional tax but, rather, is a method of tax collection. U.S. holders will be entitled to credit any amounts withheld under the backup withholding rules against their actual tax liabilities provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

        If you are not described as a U.S. holder, then you will be considered a "non-U.S. holder." This section summarizes certain U.S. federal income tax consequences of the ownership and disposition of common stock by non-U.S. holders.

        Dividends on Common Stock.    In general, dividends (i.e., distributions or deemed distributions to the extent of our current or accumulated earnings and profits for federal income tax purposes) received by non-U.S. holders of common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (or, if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment of such holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

        In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the Internal Revenue Service designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. If a non- U.S. holder holds common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements.

        Gain on Disposition of Common Stock.    Non-U.S. holders generally will not be subject to U.S. federal income taxation, including by way of withholding, on gain recognized on a disposition of common stock so long as

  •
  the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or if a tax treaty applies, the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and attributable to a U.S. permanent establishment maintained by such non- U.S. holder),

  •
  in the case of a non-U.S. holder who is an individual, such non-U.S. holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met, and

  •
  we are not and have not been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

        Any effectively connected gains received by a non-U.S. holder will generally be taxed on a net income basis at the regular graduated rates applicable to U.S. persons, and, if the non-U.S. holder is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was at all times regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        Information Reporting; Backup Withholding.    We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to each non-U.S. holder on common stock (and the tax withheld with respect to the dividends), regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make these reports available to tax authorities in the recipient's country of residence.

        Backup withholding, which currently applies at a 28% rate, will generally not apply to payments of dividends made by us to a non-U.S. holder of common stock if the holder has provided its taxpayer identification number or the required certification that it is not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a U.S. person.

        Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of shares of common stock effected outside the U.S. by a foreign office of a foreign broker (as defined in applicable Treasury regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the U.S. by such a broker if it:

  •
  derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,

  •
  is a controlled foreign corporation for U.S. federal income tax purposes, or

  •
  is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

        Payments of the proceeds of a disposition of shares of common stock effected by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the non-U.S. holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

        Any amount withheld under the backup withholding rules may be credited against the non-U.S. holder's U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining an exemption from, backup withholding.

LEGAL MATTERS

        Certain legal matters in connection with the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

        Ernest & Young LLP, independent registered accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, under which we file periodic reports, proxy statements and other information with the Commission. Copies of the reports, proxy statements and other information may be inspected without charge at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees.

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These reports, proxy and information statements and other information may also be inspected at the offices of the Nasdaq Operations, National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.

        We incorporate by reference the following filings and any future filings made with the Securities Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

  •
  Our Current Reports on Form 8-K filed with the Commission on April 15, 2004 and May 25, 2004;

  •
  Our Definitive Proxy Statement on Form 14A filed on April 20, 2004;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-25699) filed with the Commission on April 2, 1999.

        We incorporate by reference into this prospectus any future filings that we make with the Securities Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the date of completion of the sale of securities covered by this prospectus. This means that we can disclose important business, financial and other information in this prospectus by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the Securities Exchange Commission that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written request of such person, a copy of any or all of the documents incorporated by reference. You may obtain a copy of these documents from us without charge by writing or telephoning us at:

PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, California 94085
Telephone Number (408) 774-9060
Attention: Investor Relations

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

        The following table sets forth the costs and expenses payable by the registrant in connection with the common stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission registration fee	6,445
Printing and engraving expenses(1)	10,000
Legal fees and expenses(1)	20,000
Accounting fees and expenses(1)	10,000
Miscellaneous expenses(1)	3,555

TOTAL(2)	$50,000

(1)
Estimated.

(2)
None of the expenses listed above will be borne by the selling stockholders.

Item 15. Indemnification of directors and officers.

        The indemnification and liability of the Registrant's directors and officers are governed by Delaware law.

        Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act. The Registrant's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

        The Registrant's Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        The Registrant has entered into agreements with each of its directors and officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Reorganization, dated of March 8, 2004 between PLX Technology, Inc., NC Acquisition Sub, Inc., NetChip Technology, Inc. and Wei-Ti Liu as Shareholders' Agent (previously filed as Exhibit 2.1 to our Current Report on Form 8-K, filed on March 9, 2004 and incorporated herein by reference).
3.1
Amended and Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-71795) and incorporated herein by reference).
3.2	Registrant's Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-71795) and incorporated herein by reference).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.
4.2	Registration Rights Agreement, dated as of May 24, 2004, among PLX Technology, Inc. and the investors named therein.
5.1	Opinion of Morrison & Foerster LLP.
23.1	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page to this Registration Statement).

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on this18th day of June, 2004.

PLX TECHNOLOGY, INC.
By:	/s/ MICHAEL J. SALAMEH Michael J. Salameh President

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Michael Salameh and Rafael Torres, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ MICHAEL J. SALAMEH Michael J. Salameh	President and Director (Principal Executive Officer)	June 18, 2004
/s/ RAFAEL TORRES Rafael Torres	Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 18, 2004
/s/ D. JAMES GUZY D. James Guzy	Director and Chairman of the Board of Directors	June 18, 2004
/s/ TIMOTHY DRAPER Timothy Draper	Director	June 18, 2004
/s/ JOHN H. HART John H. Hart	Director	June 18, 2004

/s/ ROBERT H. SMITH Robert H. Smith	Director	June 18, 2004
/s/ WEI-TI LIU Wei-Ti Liu	Director	June 18, 2004

EXHIBIT INDEX

NUMBER	EXHIBIT DESCRIPTION
2.1	Agreement and Plan of Reorganization, dated of March 8, 2004 between PLX Technology, Inc., NC Acquisition Sub, Inc., NetChip Technology, Inc. and Wei-Ti Liu as Shareholders' Agent (previously filed as Exhibit 2.1 to our Current Report on Form 8-K, filed on May 9, 2004 and incorporated herein by reference).
3.1
Amended and Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-71795) and incorporated herein by reference).
3.2	Registrant's Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-71795) and incorporated herein by reference).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.
4.2	Registration Rights Agreement, dated as of May 24, 2004, among PLX Technology, Inc. and the investors named therein.
5.1	Opinion of Morrison & Foerster LLP.
23.1	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page to this Registration Statement).

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
REGISTRATION RIGHTS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX